Koppers Inc.
436 Seventh Avenue
Pittsburgh, PA 15219-1800 www.koppers.com

March 12, 2014

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Attention: John Cash, Accounting Branch Chief

Re:	Koppers Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 25, 2013
Response Letter Dated January 23, 2014
File No. 1-32737

Dear Mr. Cash:

This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 23, 2014 regarding the above-mentioned filing for Koppers Holdings Inc. (the “Company”). We would like to thank the Staff for providing the Company with additional time to respond, pursuant to our letter requests dated February 11, 2014 and March 6, 2014. In order to facilitate your review of our responses, we have repeated herein each of the comments in your letter (set forth in bold below) and provided responses thereto.

Financial Statements

22. Subsidiary Guarantor Information for Koppers Inc. Senior Notes, page 72

23. Subsidiary Guarantor Information for Shelf Registration, page 76

1.

We note your response to comment three from our letter dated December 23, 2013. You indicate that the positive operating cash flows for the parent company primarily relate to dividends from its subsidiaries; however, in each period, we note the amount of subsidiary dividends are less than the amount of positive operating cash flows of the parent company and, during the year ended December 31, 2011, there were essentially no subsidiary dividends. You also indicate that changes in intercompany receivables and payables are included in cash flows from operations and mainly represent such items as intercompany royalty receivables and payables, collection of intercompany dividends and interest payments by a subsidiary on behalf of another 100 percent-owned subsidiary or other transactions related to intercompany interest expense or advances. To help us better understand your classification of changes in these balances, please provide the following:

•	Provide a reconciliation for net income to cash provided by (used in) operating activities for each column of your condensed consolidating statements of cash flows for the nine-months ended September 30, 2013 and 2012 and for the years ended December 31, 2012, 2011, and 2010;

•	Quantify components of your intercompany receivables and payables as of September 30, 2013, December 31, 2012 and 2011. Please explain to us how you determined the components should be classified in operating cash flows. Please address the classification related to the components among the parent and /or issuers, guarantor subsidiaries and non-guarantor subsidiaries. It appears to us that it may be more appropriate to classify changes in intercompany borrowing in investing and financing cash flows; and

•	Classify your intercompany accounts between current and long-term. Please also tell us what consideration you gave to separately presenting intercompany accounts based on the materiality requirements in Article 10-01(a)(2) of Regulation S-X.

Response: As agreed with the Staff by telephonic discussion on March 4, 2014, our response will provide information as of December 31, 2013, 2012 and 2011 as the guarantor financial statements for prior years have been restated in our Form 10-K for the Fiscal Year Ended December 31, 2013 (the “Form 10-K”) filed on March 3, 2014 to address the presentation questions raised by the Staff in their letter dated February 6, 2014.

Description of changes to guarantor statements – In our Form 10-K, we have two sets of guarantor financial statements: Note 22, Subsidiary Guarantor Information for Koppers Inc. Senior Notes beginning on page 73 (the “Notes Guarantor Statements”) and Note 23, Subsidiary Guarantor Information for Shelf Registration beginning on page 78 (the “S-3 Guarantor Statements”). The Notes Guarantor Statements and the S-3 Guarantor Statements are collectively referred to as the “Guarantor Statements”.

The condensed consolidating statements of comprehensive income for the years ended December 31, 2012 and 2011 and the condensed consolidating balance sheet at December 31, 2012 in the Guarantor Statements have been restated as compared to the prior year’s Form 10-K to revise the presentation of net income and related investments in subsidiaries under the equity method of accounting, the allocation of deferred tax assets, and the presentation of intercompany lending arrangements. This restatement changed the previously reported amounts in the statements of comprehensive income for equity income, other income, interest expense, net income attributable to Koppers and comprehensive income attributable to Koppers. This restatement changed the previously reported amounts in the balance sheet for receivables, equity investments, deferred tax assets, debt, total assets, Koppers shareholders’ equity, total liabilities and equity and other related subtotals. Such amounts were in the following columns: Parent, Koppers Inc., Domestic Guarantor Subsidiaries and Consolidating Adjustments in the Notes Guarantor Statements and Parent, Koppers Inc., Domestic Guarantor Subsidiaries, Foreign Guarantor Subsidiaries and Consolidating Adjustments in the S-3 Guarantor Statements. All of the changes to the previously reported amounts in the condensed consolidated statements of comprehensive income for the years ended December 31, 2012 and 2011 and the condensed consolidating balance sheet at December 31, 2012 related solely to intercompany activity and there was no change to amounts previously reported in the Guarantor Statements for the Consolidated totals.

The condensed consolidating statements of cash flows for the years ended December 31, 2012 and 2011 have been restated to revise the presentation of intercompany dividends and intercompany lending agreements. This restatement changed the previously reported amounts for cash provided by or used in operating activities, investing activities and financing activities in the following columns: Koppers Inc., Domestic Guarantor Subsidiaries, Non-Guarantor Subsidiaries and Consolidating Adjustments in the Notes Guarantor Statements and Koppers Inc., Domestic Guarantor Subsidiaries, Foreign Guarantor Subsidiaries and Consolidating Adjustments in the S-3 Guarantor Statements. There was no change to amounts previously reported in the Guarantor Statements for the Parent or Consolidated totals except for rounding differences. There was no impact on the net increase or decrease in cash for any column in the Guarantor Statements.

Certain amounts for receivables, accounts payable, other noncurrent assets and long-term debt have been reclassified in the Condensed Consolidating Balance Sheet as of December 31, 2012 in the Guarantor Statements to separately reflect affiliated receivables, affiliated payables, affiliated loan receivables and affiliated debt.

Reconciliations of net income to cash provided by (used in) operating activities – Below please find reconciliations of net income to cash provided by (used in) operating activities for the years ended December 31, 2013, 2012 and 2011 for the Notes Guarantor Statements and the S-3 Guarantor Statements:

Notes Guarantor Statements

Koppers Holdings Inc.

Notes Guarantors

Twelve months ended December 31, 2013

(amounts in millions)

	Parent		Koppers Inc.	Domestic Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Cash provided by (used in) operating activities:
Net income	$40.4		$41.7	$16.8	$11.7	$(70.5)	$40.1
Adjs. to reconcile net cash provided by operating activities:
Depreciation & impairment charges	0.0		21.2	0.0	20.4	0.0	41.6
(Gain) loss on sale of assets	0.0		(1.2)	0.0	(1.1)	0.0	(2.3)
Income taxes	0.0		12.4	6.8	0.3	0.0	19.5
Non-cash interest expense	0.0		1.7	0.0	0.0	0.0	1.7
Equity income, net of dividends received	(3.2	)(a)	306.5	2.6	(0.6)	(306.1)	(0.8)
Change in other liabilities	0.0		(15.9)	0.1	(0.6)	0.0	(16.4)
Stock-based compensation	0.0		4.3	0.0	0.0	0.0	4.3
Other	0.1		0.7	0.0	(0.3)	0.0	0.5
Decrease (increase) in working capital(b)	0.5		(92.7)	103.8	17.8	0.0	29.4

Net cash provided by (used in) operating activities	$37.8		$278.7	$130.1	$47.6	$(376.6)	$117.6

(a)	Represents adjustment for Parent to remove equity income of $41.7 million less cash dividends received of $38.5 million.
(b)	Includes changes in working capital related to intercompany activity of a commercial nature (e.g., sales of products or services, management fees, insurance coverage, expense rebilling, royalties, income tax sharing arrangements for consolidated tax returns and interest on loans).

Koppers Holdings Inc.

Notes Guarantors

Twelve months ended December 31, 2012

(amounts in millions)

	Parent		Koppers Inc.	Domestic Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Cash provided by (used in) operating activities:
Net income	$65.6		$66.6	$39.8	$31.7	$(136.5)	$67.2
Adjs. to reconcile net cash provided by operating activities:
Depreciation & impairment charges	0.0		20.1	0.0	8.1	0.0	28.2
(Gain) loss on sale of assets	0.0		(0.2)	0.0	0.3	0.0	0.1
Income taxes	0.0		1.9	1.9	4.2	0.0	8.0
Non-cash interest expense	0.0		1.7	0.0	0.0	0.0	1.7
Equity income, net of dividends received	(39.0	)(a)	(40.8)	(24.8)	0.1	103.7	(0.8)
Change in other liabilities	0.0		(8.1)	0.0	(3.1)	0.0	(11.2)
Stock-based compensation	0.0		6.9	0.0	0.0	0.0	6.9
Other	0.1		(0.9)	0.1	(0.4)	0.0	(1.1)
Decrease (increase) in working capital(b)	(0.6)		(2.6)	(8.3)	(10.0)	0.3	(21.2)

Net cash provided by (used in) operating activities	$26.1		$44.6	$8.7	$30.9	$(32.5)	$77.8

(a)	Represents adjustment for Parent to remove equity income of $66.6 million less cash dividends received of $27.6 million.
(b)	Includes changes in working capital related to intercompany activity of a commercial nature (e.g., sales of products or services, management fees, insurance coverage, expense rebilling, royalties, income tax sharing arrangements for consolidated tax returns and interest on loans).

Koppers Holdings Inc.

Notes Guarantors

Twelve months ended December 31, 2011

(amounts in millions)

	Parent		Koppers Inc.	Domestic Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Cash provided by (used in) operating activities:
Net income	$36.9		$37.7	$21.7	$3.2	$(61.9)	$37.6
Adjs. to reconcile net cash provided by operating activities:
Depreciation & impairment charges	0.0		18.8	0.0	30.0	0.0	48.8
(Gain) loss on sale of assets	0.0		(0.1)	0.0	(0.1)	0.0	(0.2)
Income taxes	0.0		6.4	(11.8)	(5.9)	0.0	(11.3)
Non-cash interest exp	0.0		1.6	0.0	0.0	0.0	1.6
Equity income, net of dividends received	(35.2	)(a)	(22.9)	6.7	(0.1)	51.3	(0.2)
Change in other liabilities	0.0		(0.6)	(0.4)	7.7	0.0	6.7
Stock-based compensation	0.0		5.3	0.0	0.0	0.0	5.3
Other	0.0		0.6	0.0	(3.6)	0.0	(3.0)
Decrease (increase) in working capital(b)	16.5		(16.8)	(31.7)	23.6	0.0	(8.4)

Net cash provided by (used in) operating activities	$18.2		$30.0	$(15.5)	$54.8	$(10.6)	$76.9

(a)	Represents adjustment for Parent to remove equity income of $37.7 million less cash dividends received of $2.5 million.
(b)	Includes changes in working capital related to intercompany activity of a commercial nature (e.g., sales of products or services, management fees, insurance coverage, expense rebilling, royalties, income tax sharing arrangements for consolidated tax returns and interest on loans).

S-3 Guarantor Statements

Koppers Holdings Inc.

S-3 Guarantors

Twelve months ended December 31, 2013

(amounts in millions)

	Parent		Koppers Inc.	Domestic Guarantor Subsidiaries	Foreign Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated

Cash provided by (used in) operating activities:
Net income	$40.4		$41.7	$16.8	$11.3	$(0.9)	$(69.2)	$40.1
Adjs. to reconcile net cash provided by operating activities:
Depreciation & impairment charges	0.0		21.2	0.0	14.3	6.1	0.0	41.6
(Gain) loss on sale of assets	0.0		(1.2)	0.0	(0.8)	(0.3)	0.0	(2.3)
Income taxes	0.0		12.4	6.8	0.7	(0.4)	0.0	19.5
Non-cash interest expense	0.0		1.7	0.0	0.0	0.0	0.0	1.7
Equity income, net of dividends received	(3.2	)(a)	306.5	2.6	1.3	(0.6)	(307.4)	(0.8)
Change in other liabilities	0.0		(15.9)	0.1	(1.3)	0.7	0.0	(16.4)
Stock-based compensation	0.0		4.3	0.0	0.0	0.0	0.0	4.3
Other	0.1		0.7	0.0	0.3	(0.6)	0.0	0.5
Decrease (increase) in working capital(b)	0.5		(92.7)	103.8	14.1	3.7	0.0	29.4

Net cash provided by (used in) operating activities	$37.8		$278.7	$130.1	$39.9	$7.7	$(376.6)	$117.6

(a)	Represents adjustment for Parent to remove equity income of $41.7 million less cash dividends received of $38.5 million.
(b)	Includes changes in working capital related to intercompany activity of a commercial nature (e.g., sales of products or services, management fees, insurance coverage, expense rebilling, royalties, income tax sharing arrangements for consolidated tax returns and interest on loans).

Koppers Holdings Inc.

S-3 Guarantors

Twelve months ended December 31, 2012

(amounts in millions)

	Parent		Koppers Inc.	Domestic Guarantor Subsidiaries	Foreign Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated

Cash provided by (used in) operating activities:
Net income	$65.6		$66.6	$39.8	$28.8	$4.2	$(137.8)	$67.2
Adjs. to reconcile net cash provided by operating activities:
Depreciation & impairment charges	0.0		20.1	0.0	6.4	1.7	0.0	28.2
(Gain) loss on sale of assets	0.0		(0.2)	0.0	0.3	0.0	0.0	0.1
Income taxes	0.0		1.9	1.9	4.1	0.1	0.0	8.0
Non-cash interest expense	0.0		1.7	0.0	0.0	0.0	0.0	1.7
Equity income, net of dividends received	(39.0	)(a)	(40.8)	(24.8)	(1.4)	0.1	105.1	(0.8)
Change in other liabilities	0.0		(8.1)	0.0	(3.4)	0.3	0.0	(11.2)
Stock-based compensation	0.0		6.9	0.0	0.0	0.0	0.0	6.9
Other	0.1		(0.9)	0.1	0.2	(0.5)	(0.1)	(1.1)
Decrease (increase) in working capital(b)	(0.6)		(2.6)	(8.3)	(5.5)	(4.5)	0.3	(21.2)

Net cash provided by (used in) operating activities	$26.1		$44.6	$8.7	$29.5	$1.4	$(32.5)	$77.8

(a)	Represents adjustment for Parent to remove equity income of $66.6 million less cash dividends received of $27.6 million.
(b)	Includes changes in working capital related to intercompany activity of a commercial nature (e.g., sales of products or services, management fees, insurance coverage, expense rebilling, royalties, income tax sharing arrangements for consolidated tax returns and interest on loans).

Koppers Holdings Inc.

S-3 Guarantors

Twelve months ended December 31, 2011

(amounts in millions)

	Parent		Koppers Inc.	Domestic Guarantor Subsidiaries	Foreign Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated

Cash provided by (used in) operating activities:
Net income	$36.9		$37.7	$21.7	$1.3	$3.3	$(63.3)	$37.6
Adjs. to reconcile net cash provided by operating activities:
Depreciation & impairment charges	0.0		18.8	0.0	28.3	1.7	0.0	48.8
(Gain) loss on sale of assets	0.0		(0.1)	0.0	(0.1)	0.0	0.0	(0.2)
Income taxes	0.0		6.4	(11.8)	(6.3)	0.4	0.0	(11.3)
Non-cash interest expense	0.0		1.6	0.0	0.0	0.0	0.0	1.6
Equity income, net of dividends received	(35.2	)(a)	(22.9)	6.7	(1.4)	(0.1)	52.7	(0.2)
Change in other liabilities	0.0		(0.6)	(0.4)	9.5	(1.8)	0.0	6.7
Stock-based compensation	0.0		5.3	0.0	0.0	0.0	0.0	5.3
Other	0.0		0.6	0.0	(3.6)	0.0	0.0	(3.0)
Decrease (increase) in working capital(b)	16.5		(16.8)	(31.7)	21.8	1.8	0.0	(8.4)

Net cash provided by (used in) operating activities	$18.2		$30.0	$(15.5)	$49.5	$5.3	$(10.6)	$76.9

(a)	Represents adjustment for Parent to remove equity income of $37.7 million less cash dividends received of $2.5 million.
(b)	Includes changes in working capital related to intercompany activity of a commercial nature (e.g., sales of products or services, management fees, insurance coverage, expense rebilling, royalties, income tax sharing arrangements for consolidated tax returns and interest on loans).

Parent company cash flow from operating activities – In your letter to us, you noted that subsidiary dividends are less than the amount of positive operating cash flows of the parent company and, during the year ended December 31, 2011, there were essentially no subsidiary dividends. As reflected in the restated Guarantor Statements, the Parent received dividend payments of $38.5 million in 2013, $27.6 million in 2012 and $2.5 million in 2011 as compared to cash flow from operating activities of $37.8 million in 2013, $26.1 million in 2012 and $18.2 million in 2011. With respect to 2011, in addition to dividends received, the Parent received payments of $15.9 million from Koppers Inc. which reduced the Parent’s intercompany receivable balance from Koppers Inc. This receivable balance primarily relates to a tax deduction in 2009 which was utilized by Koppers Inc. under our consolidated tax return sharing arrangement. The tax deduction resulted from the extinguishment of the Parent’s Senior Secured Notes.

Intercompany receivables and payables as of December 31, 2013 and 2012 – In the Form 10-K, the balance sheets in the Guarantor Statements provide for four classifications of intercompany receivables and payables: affiliated receivables and affiliated payables classified in current assets and current liabilities, respectively, and affiliated loan receivables and affiliated debt classified in non-current assets and non-current liabilities, respectively.

Amounts classified as affiliated loan receivables and affiliated debt represent intercompany balances that bear interest charges, act as a cash clearing account between entities or were created as a result of transactions not of a commercial nature. Changes in intercompany balances related to amounts of affiliated loan receivables, affiliated debt and the current portion due on affiliated loans are reflected in the investing activities and financing activities sections (as applicable depending on whether the cash is related to a lending or borrowing activity) of the condensed consolidated statements of cash flows in the Guarantor Statements.

Amounts classified in affiliated receivables and payables represent intercompany balances that were primarily created as a result of transactions of a commercial nature, which includes: sales of products or services, management fees, insurance coverage, expense rebilling, royalties, income tax sharing arrangements for consolidated tax returns, interest on loans and the current portion due on affiliated loans. Changes in intercompany balances related to amounts of affiliated receivables and affiliated payables are reflected in the operating activities section of the condensed consolidated statements of cash flows in the Guarantor Statements.

The components of the affiliated receivables and affiliated payables classified in current assets and current liabilities, respectively, are contained in the table below which reconciles to the elimination amount in the Guarantor Statements. Based upon the nature of the transaction underlying the intercompany balances, we believe that classification of changes in these intercompany balances in operating activities is consistent with the guidance in ASC 230-10-45-16 and ASC 230-10-45-17:

Notes Guarantor Statements December 31, 2013 (amounts in millions)

Loans due within one year	$4.1
Mgmt fees/expense rebilling	4.0
Sales of products and services	3.2
Interest on loans	1.0
Insurance services	(0.9)
Royalties/income tax sharing	(3.9)

Affiliated receivable subtotal	7.5
Unpaid dividends to Parent	7.0

Affiliated payable subtotal	$14.5

S-3 Guarantor Statements December 31, 2013 (amounts in millions)

Loans due within one year	$4.1
Mgmt fees/expense rebilling	4.0
Sales of products and services	3.4
Interest on loans	1.0
Other	(0.1)
Insurance services	(0.9)
Royalties/income tax sharing	(3.9)

Affiliated receivable subtotal	7.6
Unpaid dividends to Parent	7.1

Affiliated payable subtotal	$14.7

Notes Guarantor Statements December 31, 2012 (amounts in millions)

Royalties/income tax sharing	$111.3
Sales of products and services	6.8
Loans due within one year	4.1
Other	2.5
Mgmt fees/expense rebilling	1.7
Insurance services	1.7
Interest on loans	0.6

Affiliated receivable subtotal	128.7
Unpaid dividends to Parent	6.1

Affiliated payable subtotal	$134.8

S-3 Guarantor Statements December 31, 2012 (amounts in millions)

Royalties/income tax sharing	$111.3
Sales of products and services	7.0
Loans due within one year	4.1
Other	2.5
Mgmt fees/expense rebilling	1.7
Insurance services	1.7
Interest on loans	0.6

Affiliated receivable subtotal	128.9
Unpaid dividends to Parent	6.1
Other	3.7

Affiliated payable subtotal	$138.7

Classification of intercompany accounts between current and long-term – As previously discussed, we have reclassified our intercompany balances in four categories: affiliated receivables and affiliated payables classified in current assets and current liabilities, respectively, and affiliated loan receivables and affiliated debt classified in non-current assets and non-current liabilities, respectively. To the extent the affiliated loan receivable or affiliated debt is due greater than one year from the date of the balance sheet, we have classified affiliated loan receivables and affiliated debt as non-current. In the Form 10-K, we have presented the intercompany accounts as separate captions in the balance sheets of the Guarantor Statements in accordance with Article 10-01(a)(2) of Regulation S-X. In previous filings, we had combined the intercompany balances with other captions.

If you have any questions, please do not hesitate to contact me at (412) 227-2118.

Sincerely,

/s/ Leroy M. Ball

Leroy M. Ball

Vice President and Chief Financial Officer